El Hempe Spirits, Inc.



ANNUAL REPORT

11565 S.W. 67th Avenue

Portland, OR 97202

(971) 400-4964

https://www.el-hempe.com/

This Annual Report is dated April 19, 2023.

BUSINESS

We are a spirits/liquor company in the 3 tier liquor industry specializing in amazing "ready to drink '' sparkling tequila cocktails that come in a 12oz sleek can, that have gentle aromas and tastes of cannabis! OUR NAME IS EL HEMPE - "unmask the flavor"!

In the 3 tier liquor industry we rely on our distributors that are licensed in each state to get our products to liquor stores, bars and restaurants (retail). We make money (revenue) once the product is sold to a distributor or state liquor control system.

El Hempe Spirits was created to be a challenger brand to attack the status quo of "ready to drink" (RTD) cocktail industry. What the El Hempe team learned from the cannabis industry, allowed us to understand the bridge that terpenes can create between the spirits and cannabis industries. Our true tequila sparkling cocktails come in three amazing flavors; Lemon Lime, Mixed Berry and Hibiscus - all which have the green grassy smell, with NONE of the THC. Currently available in OR, CA and NV - with new states coming online soon. (And new flavors in the works!!)

The Company converted from El Hempe Spirits LLC, an Oregon limited liability company, to El Hempe Spirits, Inc., a Texas corporation, on April 24, 2020. The Company was originally formed on November 18, 2019.

IP PORTFOLIO

The Company: (i) was granted United States trademark registration for "El Hempe", both standard word mark (Registration No. 88519924) and stylized mark (Registration No. 88519930) in Class 33; (ii) has applied for United States stylized trademark registration for "Unmask the Flavor" (Application No. 90447093) in Class 33; (iii) was granted Chinese trademark registration for "El Hempe", both standard word mark (Registration No. 43870419) and stylized mark (Registration No. 43870420) in Class 33; (iv) and the Company has applied for trademark registrations for "El Hempe" in both standard word mark and stylized mark in Canada and Mexico. In addition to this, El Hempe has other trade secret IP that it has developed, including the recipes and formulations for its products.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,344,679.76

Number of Securities Sold: 322,472

Use of proceeds: Operations and marketing activites

Date: May 20, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $4,200.00

Number of Securities Sold: 486,000

Use of proceeds: Initial costs; these are shares issued to the Founders of El Hempe.

Date: January 01, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022 compared to year ended December 31, 2021 - Please use this as an example

Revenue
Revenue for fiscal year 2021 was $1,238 compared to $57,238 in fiscal year 2022. El Hempe was in start-up mode during most of 2021 and 2022. Sales did not commence until Q4 of 2021.
Cost of Sales
Cost of Sales for fiscal year 2021 was $1,111 compared to $43,717 in fiscal year 2022. El Hempe was in start-up mode during most of 2021 and 2022. Sales did not commence until Q4 of 2021.
Gross Margins
Gross profit for fiscal year 2021 was $127 compared to $13,521 in fiscal year 2022. El Hempe was in start-up mode during most of 2021 and 2022. Sales did not commence until Q4 of 2021. Furthermore, the gross margin of 10% in 2021 increased to 23.6% in 2022.
Expenses
Operating Expenses for fiscal year 2021 were $645,966 compared to $841,133 in fiscal year 2022. El Hempe was in start-up mode during 2020 and most of 2021. The 2021 Operating Expenses were primarily related to people costs and research and development. The increase in 2022 was driven by an increase in sales and marketing in connection with the company's launch of sales in Q4 2021.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $45,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Island Times LLC

Interest Rate: 9.0%

Island Times LLC is a related party via common ownership

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Anthony J. Bash

Anthony J. Bash's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Chief Executive Officer, President

Dates of Service: November, 2019 - Present

Responsibilities: Runs the direction of the company. Does not currently take a salary.

Other business experience in the past three years:

Employer: Acreage Holdings

Title: Chief Executive Officer, Form Factory

Dates of Service: December, 2018 - March, 2020

Responsibilities: Cannabis Co-packing, foods, beverages, consumer goods

Name: Charles E. Harrell

Charles E. Harrell's current primary role is with The Harrell Law Firm LLC dba Compass Law . Charles E. Harrell currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Chief Legal Officer, Secretary

Dates of Service: November, 2019 - Present

Responsibilities: Responsible for the legal and regulatory matters for the Company. Does not currently take a salary.

Other business experience in the past three years:

Employer: Copia Power

Title: Senior Counsel and Managing Director

Dates of Service: August, 2022 - Present

Responsibilities: Legal matters

Other business experience in the past three years:

Employer: The Harrell Law Firm LLC dba Compass Law

Title: Founder / Managing Member

Dates of Service: April, 2014 - Present

Responsibilities: At the Harrell Law Firm LLC, I bring an uncommon business management perspective to the legal services and experience obtained through 20+ years legal experience and my clients seek my input and recommendations on all aspects of their company's business strategy, management and operational issues.

Other business experience in the past three years:

Employer: Birch Infrastructure, PBLLC

Title: Associate General Counsel and Managing Director

Dates of Service: June, 2021 - August, 2022

Responsibilities: Legal matters

Other business experience in the past three years:

Employer: Form Factory, Inc.

Title: General Counsel

Dates of Service: June, 2018 - August, 2020

Responsibilities: As General Counsel, I was in charge of all aspects of the Company's national legal affairs including formation, capitalization, corporate governance, financing, contracts, intellectual property, human resources and regulatory compliance for multi-state consumer products manufacturer from entity start-up through $160mm acquisition. As part of my responsibilities and duties, I: (i) set up and established the Company's complete multi-state regulatory compliance process and structure; (ii) created and negotiated the Company's primary business operational documents, including license and manufacturing agreements, intellectual

as the Company’s suite of employment documents; (iii) negotiated the Company’s real property and equipment leasing agreements; (iv) oversaw and managed the Company’s outside counsel; (v) provided detailed risk analysis for the Company as it expanded into new markets and jurisdictions; and (vi) provided business operational and process leadership and guidance for the Company.

Other business experience in the past three years:

Employer: Compass Law LLC

Title: Managing Partner

Dates of Service: January, 2017 - August, 2020

Responsibilities: Law Firm

Name: Joseph R. Ragazzo

Joseph R. Ragazzo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Chief Revenue Officer

Dates of Service: February, 2020 - Present

Responsibilities: Responsible for overseeing all revenue streams: pricing, sales, distributor management. Set Route to Market strategy for brand roll-out and in market execution. Product development. Does not currently take a salary.

Other business experience in the past three years:

Employer: LiDestri Food and Drink

Title: Vice President, Sales Director Spirits

Dates of Service: July, 2015 - March, 2020

Responsibilities: Responsible for national sales,the development of an integrated portfolio strategy to broaden our consumer reach and improving our Route to Market utilizing both distributor and broker networks.

Name: Efrain Romo

Efrain Romo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: March, 2021 - Present

Responsibilities: Skills: Negotiation · Event Planning · Sales Processes · Business Development. Does not currently take a salary.

Other business experience in the past three years:

Employer: Consultant

Title: Consultant

Dates of Service: April, 2022 - May, 2022

Responsibilities: Experience in Marketing, Sales Promotion, Sports Marketing, Negotiation, Event Sponsorship and Activation with emphasis on consumer engagement and growth.

Other business experience in the past three years:

Employer: Urban Advantage Insurance

Title: AGENCY DEVELOPMENT

Dates of Service: April, 2018 - March, 2022

Responsibilities: Responsible for financial growth, network support, acquisition and repetitive participation. • Engage and support partner agencies. • Identify and secure partner agents that generate growth. • Increased revenue and frequency among assigned network. • Key focus on personalized quick service that provides mutually beneficial growth to partner agencies and their insureds.

Name: Justin Hale

Justin Hale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer

Dates of Service: May, 2020 - Present

Responsibilities: As Chief Operations Officer, Justin Hale, is responsible for domestic operations of El Hempe Spirits. He oversees the company's entire supply chain and logistics program, inventory management and production forecasting. Does not currently take a salary.

Other business experience in the past three years:

Employer: Sales Business Analyst

Title: Kai USA Ltd. - Kershaw Knives, Zero Tolerance Knives, Shun Cutlery, and Kai Housewares

Dates of Service: January, 2021 - February, 2022

Responsibilities: Sales Business Analyst

Other business experience in the past three years:

Employer: Acreage Holdings

Title: Director of Procurement

Dates of Service: January, 2019 - April, 2020

Responsibilities: Director of Procurement

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Island Times LLC

Amount and nature of Beneficial ownership: 510,000

Percent of class: 15.94

Title of class: Series Seed Preferred Stock

Stockholder Name: Island Times LLC

Amount and nature of Beneficial ownership: 134,895

Percent of class: 15.94

RELATED PARTY TRANSACTIONS

Name of Entity: Island Times LLC

Names of 20% owners: related party via common ownership

Relationship to Company: common ownership

Nature / amount of interest in the transaction: Debt

Material Terms: Owed to: Island Times LLC Amount owed: $212,458 Interest rate: 9% Maturity date: various Material terms: Island Times LLC is a related party via common ownership

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, and Convertible Note Purchase Agreement - Chetwood Investment Fund. As part of the Regulation Crowdfunding raise, the Company will be offering up to 462,544 of Common Stock.

Common Stock

The amount of security authorized is 12,500,000 with a total of 4,107,995 outstanding.

Voting Rights

1 vote per share

Material Rights

2,000,000 common shares are reserved for El Hempe Spirits, Inc. stock option plan; 837,000 options have been allocated for distribution and are included in the calculation of ownership percentage.

Transfer Restrictions

The Common Stock sold in this offering will be subject to certain transfer restrictions. See the Second Amended and Restated Shareholder Agreement in exhibit F for additional information.

Tag Along Rights

The Common Stock sold in this offering have certain tag-along rights. See the Second Amended and Restated Shareholder Agreement in exhibit F for additional information.

Drag Along Provisions

The Common Stock sold in this offering will be subject to certain drag along provisions. See the Second Amended and Restated Shareholder Agreement in exhibit F for additional information.

Series Seed Preferred Stock

The amount of security authorized is 7,500,000 with a total of 967,416 outstanding.

Voting Rights

Voting Rights. Except as otherwise provided in this Certificate of Formation or as otherwise required by applicable law, the holders of Series Seed Preferred Stock shall be entitled to one vote for each share of Series Seed Preferred Stock held on all matters that stockholders are entitled to vote on under the Texas Business Organizations Code. Except as otherwise provided in this Certificate of Formation or as otherwise required by applicable law, holders Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

Preferred shareholders have certain dividend rights and certain liquidation preferences. For complete information please refer to Exhibit F.

Convertible Note Purchase Agreement - Chetwood Investment Fund

The security will convert into Series seed preferred stock and the terms of the Convertible Note Purchase Agreement - Chetwood Investment Fund are outlined below:

Amount outstanding: $186,816.00

Maturity Date: April 03, 2023

Interest Rate: 6.0%

Discount Rate: 0.0%

Valuation Cap: $0.00

Conversion Trigger: Equity financing of $500,000 or more.

Material Rights

El Hempe is in the process of converting this note to Series Seed Preferred Stock. The Company anticipates this note will convert into Series Seed Preferred stock at face value.

3.1 Automatic Conversion upon Qualified Equity Financing. If at any time prior to the Maturity Date

the COMPANY consummates a Qualified Equity Financing then, subject to the conditions set forth herein, the Conversion Amount will automatically convert into that number of shares of the same class and series of securities of the COMPANY issued in the Qualified Equity Financing as is equal to the quotient (rounding up to the nearest whole share) obtained by dividing (a) the Conversion Amount by (b) the [price per share offered for that class of stock]. Automatic conversion under this Section 3.1 will be deemed to have occurred on the closing of the Qualified Equity Financing. The Note shall otherwise convert on the same terms and conditions applicable to the other Purchaser in the Qualified Equity Financing. Following the Maturity Date, if this Note shall not have been paid in full, the Holder of this Note shall continue to have the right to convert this Note under the terms hereof upon the occurrence of a Qualified Equity Financing.

3.2 Optional Conversion on Non-Qualified Equity Financing. If, prior to the Maturity Date, the COMPANY sells shares of its equity securities in other than a Qualified Equity Financing (a "Non-Qualified Financing"), Holder shall have the right, but not the obligation, to convert the Conversion Amount into shares of the equity securities sold in such Non-Qualified Financing. The total number of equity securities of the COMPANY (or any successor entity or successor entities) to be issued upon such optional conversion shall be equal to the quotient obtained by dividing (a) the Conversion Amount by (b) [the price per share for that class of stock]. The Note shall otherwise convert on the same terms and conditions applicable to the other Purchaser in the Non-Qualified Financing.

3.3 Optional Conversion at Maturity Date. If the COMPANY has not consummated a Qualified Equity Financing prior to the Maturity Date, then effective on the Maturity Date, the COMPANY shall have the option, in its sole discretion, to convert the outstanding principal amount of the Note, and any accrued but unpaid interest thereon, into that number of Series Seed Preferred shares as is equal to the quotient (rounding up to the nearest whole share) obtained by dividing (a) the Conversion Amount by (b) the Conversion Price. Any election to convert the Note pursuant to this Section 3.1 will be made in writing and must be delivered to the COMPANY at least ninety (90) days prior to the Maturity Date. Otherwise, the Note shall be payable on the Maturity Date.

"Conversion Amount" shall mean the outstanding principal and accrued but unpaid interest on this Note on the date of any conversion of this Note to equity.

"Conversion Price" shall mean a Conversion Amount exchange value equal to one (1) Series Seed Preferred Share for each Four Dollars and Sixteen and Six Thousand Six Hundred Sixty-Seven Ten-Thousandths Cents ($4.166667) of the total Conversion Amount on the date of any conversion of this Note to equity. For example, as a manner of illustration only, if the Conversion Amount was Two Million Dollars ($2,000,000.00), with a Conversion Price of Four Dollars and Sixteen and Six Thousand Six Hundred Sixty-Seven Ten-Thousandths Cents ($4.166667) per Series Seed Preferred Share, the Holder would receive Four Hundred Eighty Thousand (480,000) (rounded up) Series Seed Preferred Shares. Comparatively, if the Conversion Amount was One Million Five Hundred Thousand Dollars ($1,500,000.00), with a Conversion Price of Four Dollars and Sixteen and Six Thousand Six Hundred Sixty-Seven Ten-Thousandths Cents ($4.166667) per Series Seed Preferred Share, the Holder would receive Three Hundred Sixty Thousand (360,000) (rounded up) Series Seed Preferred Shares.

"Qualified Equity Financing" shall mean a future equity financing in which the gross offering proceeds to the COMPANY are at least Five Hundred Thousand Dollars ($500,000.00) (excluding any conversion of the Note or any other outstanding indebtedness).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock of the Company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock of the Company purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of at least one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our tequila and mezcal products. Delays or cost overruns in the development of our tequila and mezcal products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits El Hempe Spirits, Inc.'s predecessor entity (El Hempe Spirits LLC) was formed on November 18, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. El Hempe Spirits, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that El Hempe's terpene-infused tequila is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. We have existing intellectual property rights that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple United states and international trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19, 2023.

El Hempe Spirits, Inc.

By   /s/ *Anthony J Bash*

     Name: El Hempe Spirits Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

EL HEMPE SPIRITS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
El Hempe Spirits Inc.
Tigard, Oregon

We have reviewed the accompanying financial statements of El Hempe Spirits Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 7, 2023
Los Angeles, California

EL HEMPE SPIRITS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	40,383	$	174,319
Accounts Receivable, Net		25,595		-
Inventory		632,631		198,860
Note Receivable		140,409		141,384
Prepaids and Other Current Assets		5,254		50,254
Total Current Assets		**844,272**		**564,817**
Property and Equipment, net		50,555		51,271
Total Assets	**$**	**894,826**	**$**	**616,087**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	367,127	$	290,200
Convertible Note		-		186,168
Accrued Interest on Convertible Note		-		17,474
Promissory Notes		183,000		-
Accrued Interest on Promissory Notes		6,180		-
Shareholder Loan		43,958		46,458
Total Current Liabilities		**600,266**		**540,300**
Total Liabilities		**600,266**		**540,300**
STOCKHOLDERS EQUITY				
Common Stock		250,068		207,504
Preferred Stock		1,683,542		737,705
Additional Paid in Capital		88,462		2,462
Retained Earnings/(Accumulated Deficit)		(1,727,511)		(871,884)
Total Stockholders' Equity		**294,560**		**75,787**
Total Liabilities and Stockholders' Equity	**$**	**894,826**	**$**	**616,087**

See accompanying notes to financial statements.

EL HEMPE SPIRITS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	57,238	$	1,238
Cost of Goods Sold		43,717		1,111
Gross profit		13,521		127
Operating expenses				
General and Administrative		546,541		316,768
Research and Development		46,496		34,174
Sales and Marketing		248,096		295,055
Total operating expenses		841,133		645,996
Operating Income/(Loss)		(827,612)		(645,868)
Interest Expense		26,647		11,170
Other Loss/(Income)		1,368		1,457
Income/(Loss) before provision for income taxes		(855,627)		(658,495)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(855,627)**	**$**	**(658,495)**

See accompanying notes to financial statements.

EL HEMPE SPIRITS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Preferred Stock | | Additional Paid In | Retained earnings/ | Total Shareholder |
	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	**420,000**	**$ 4,200**	**14,400**	**$ 60,000**	**-**	**$ (213,389)**	**$ (149,189)**
Issuance of Stock	236,400	203,304	162,565	677,705	-		881,009
Share-Based Compensation					2,462		2,462
Net income/(loss)						(658,495)	(658,495)
Balance—December 31, 2021	**656,400**	**207,504**	**176,965**	**737,705**	**2,462**	**$ (871,884)**	**$ 75,787**
Issuance of Stock	1,751,595	42,564	832,393	742,195	-		784,759
Conversion of Convertible Notes into Stock			189,450	203,642	-		203,642
Share-Based Compensation					86,000		86,000
Net income/(loss)						(855,627)	(855,627)
Balance—December 31, 2022	**2,407,995**	**$ 250,068**	**1,198,808**	**$ 1,683,542**	**$ 88,462**	**$ (1,727,511)**	**$ 294,560**

See accompanying notes to financial statements.

EL HEMPE SPIRITS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(855,627)	$	(658,495)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		9,549		229
Amortization of Intangibles		-		-
Share-based Compensation		86,000		2,462
Changes in operating assets and liabilities:				
Accounts Receivable, Net		(25,595)		
Inventory		(433,771)		(198,860)
Prepaids and Other Current Assets		45,000		27,373
Due from Related Parties		975		(141,384)
Accounts Payable		76,927		281,206
Accrued Interest on Convertible Note		-		11,170
Accrued Interest on Promissory Notes		6,180		
Net cash provided/(used) by operating activities		**(1,090,361)**		**(676,299)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(8,833)		(51,500)
Net cash provided/(used) in investing activities		**(8,833)**		**(51,500)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		784,759		881,009
Shareholder Loans		(2,500)		9,863
Borrowing on Promissory Notes		183,000		-
Net cash provided/(used) by financing activities		**965,259**		**890,872**
Change in Cash		(133,936)		163,073
Cash—beginning of year		174,319		11,246
Cash—end of year	**$**	**40,383**	**$**	**174,319**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

El Hempe Spirits Inc. was initially formed on November 18, 2019, in the state of Oregon as El Hempe Spirits LLC. On April 24, 2020, the company converted into Corporation in the state of Texas and changed the name to El Hempe Spirits, Inc. The financial statements of El Hempe Spirits, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tigard, Oregon.

El Hempe Spirits is an alcohol manufacturer that produces ready-to-drink sparking cocktails. The company's production includes tequila and other beverages which are made using non-cannabis plants, enabling customers to taste terpene-infused ready-to-drink sparkling Tequila beverage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021 the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using a FIFO (first-in-first out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years
Computers	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

El Hempe Spirits Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its RTD true tequila cocktails.

Cost of sales

Costs of goods sold include the cost of ingredients packaging, supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $248,096 and $295,055, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

EL HEMPE SPIRITS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 7, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Raw materials	56,559	67,846
Finished goods	576,071	131,013
Total Inventory	**$ 632,631**	**$ 198,860**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaids	5,254	50,254
Total Prepaids and Other Current Assets	**$ 5,254**	**$ 50,254**

Note receivable consist of the following items:

As of Year Ended December 31,	2022	2021
Blue Horseshoe Investment LLC investment	55,785	56,760
J MacArthur LLC investment	84,624	84,624
Total Note Receivable	**$ 140,409**	**$ 141,384**

In 2021, the Company entered into two stock purchase and loan agreements to sell 98,400 Common Stock to J Macarthur and 66,000 shares to Blue Horseshoe Investments LLC at a purchase price of $0.86 per share of Common Stock.

For the shares received, the purchasers promised to pay to the order of El Hempe Spirits Inc., the principal sum together with interest (0.89% per annum) and will be paid in full on the earliest of which to occur: (i) March 30, 2028, (ii) the sale, transfer or other disposition of interests in Company to any other person, except among the Company and its shareholders; (iii) any transaction or series of transactions in which all of the equity interests and/or assets of the Company are sold (whether by merger, consolidation, sale of securities, sale of all or substantially all the assets or any similar business combination) to a third party unaffiliated with the Company; or (iv) if earlier, upon demand by the Company at any time following the occurrence of an Event of Default.

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021 property and equipment consists of:

As of Year Ended December 31,	2022	2021
Vehicles	55,450	51,500
Computers	4,883	-
Property and Equipment, at Cost	**60,333**	**51,500**
Accumulated depreciation	(9,778)	(229)
Property and Equipment, Net	**$ 50,555**	**$ 51,271**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $9,549 and $229, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 2,407,995 and 656,400 shares of Common Stock have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 7,500,000 shares of Preferred Stock with no par value. As of December 31, 2022, and December 31, 2021, 1,198,808 and 176,965 shares of Preferred Stock have been issued and are outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 150,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	100,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	100,000	$ -	9.65
Exercisable Options at December 31, 2021	40,000	$ -	9.65
Granted	-	$ 0.86	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	100,000	$ 0.86	8.65
Exercisable Options at December 31, 2022	60,000	$ 0.86	8.65

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $86,000 and $2,462, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Island Times LLC	$ 20,000	9.00%	8/2/2022	12/31/2023	$ 745	744.66	$ 20,000		$ 20,745					
Promissory Note - Island Times LLC	$ 30,000	9.00%	8/15/2022	12/31/2023	$ 1,021	1,020.82	$ 30,000		$ 31,021					
Promissory Note - Island Times LLC	$ 20,000	9.00%	7/13/2022	12/31/2023	$ 843	843.29	$ 20,000		$ 20,843					
Promissory Note - Island Times LLC	$ 30,000	9.00%	6/30/2022	12/31/2023	$ 1,361	1,361.10	$ 30,000		$ 31,361					
Promissory Note - Island Times LLC	$ 25,000	9.00%	3/17/2022	12/31/2023	$ 1,782	1,781.51	$ 25,000		$ 26,782					
Promissory Note - Island Times LLC	$ 58,000	9.00%	12/1/2022	12/31/2023	$ 429	429	$ 58,000		$ 58,429					
Total					$ 6,180	$ 6,180	$ 183,000	$ -	$ 189,180					

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 183,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-
Total	**$ 183,000**

Owner Loans

During the years presented, the Company borrowed money from the parent company, Island Times LLC. The details of the loans are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Island Times LLC	$ 43,958	0.00%	Fiscal Year 2019	No set maturity	$ 43,958		$ 43,958	$ 46,458		$ 46,458
Total					$ 43,958	$ -	$ 43,958	$ 46,458	$ -	$ 46,458

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Note	$ 195,000	6.00%	04/03/2020	04/03/2022	-	-	-	-	-	11,170	17,474	186,168	$ -	203,642
Total	$ -				$ -	$ -	$ -	$ -	$ -	$ 11,170	$ 17,474	$ 186,168	$ -	$ 35,000

During 2022, the Company converted $186,168 of notes and $17,474 of related accrued interest into 189,450 Preferred Shares.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (236,153)	$ (187,593)
Valuation Allowance	236,153	187,593
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (479,357)	$ (243,203)
Valuation Allowance	479,357	243,203
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,736,799, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,736,799. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

During the past period, the Company borrowed money from the shareholder, Island Times LLC, which bears no interest rate and has no defined maturity date. As of December 31, 2022, and December 31, 2021, the outstanding balance of this loan is in the amount of $43,958 and $46,458, respectively.

During 2022, the Company entered into six promissory notes in the aggregate amount $183,000 with the shareholder, Island Times LLC. The note bears an interest rate of 9%. Borrower will repay the unpaid principal balance of this Note together with all accrued and unpaid interest will be paid in full on the earliest to occur of (a) December 31, 2023, (b) the sale, transfer or other disposition of interests in a borrower to any other person, except among a borrower and its members, (c) any transaction or series of transactions in which all of borrower is sold (whether by merger, consolidation, sale of securities, sale of all or substantially all the assets or any similar business combination) to a third party unaffiliated with a borrower, or (d) if earlier, upon demand by the holder at any time following the occurrence of an Event of Default.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 7, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $827,612, an operating cash flow loss of $1,090,361, and liquid assets in cash of $40,833, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

     I, Anthony J Bash, Principal Executive Officer of El Hempe Spirits, Inc., hereby certify that the financial statements of El Hempe Spirits, Inc. included in this Report are true and complete in all material respects.

Anthony J Bash

CEO